06009725

SECU[illegible] [illegible]SION

Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED AUG 8 2006 WASH, D.C. 213

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-30840

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A. M. Oppenheimer Securities Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1150 Silverado
(No. and Street)

La Jolla (City) CA (State) 92037 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sonnenberg & Company, CPAs
(Name – *if individual, state last, first, middle name*)

5190 Governor Drive, Suite 201, San Diego, CA 92122
(Address) (City) (State) (Zip Code)

PROCESSED
AUG 30 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Allen M. Oppenheimer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.M. Oppenheimer Securities, Inc., as of June 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF CALIFORNIA } ss
COUNTY OF SAN DIEGO }

Subscribed and sworn to before me on this 10th day of August, 2006 by ALLEN M. OPPENHEIMER

Notary Public

Signature

PRESIDENT
Title

KHOA HOANG
Commission # 1540897
Notary Public - California
San Diego County
My Comm. Expires Jan 2, 2009

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sonnenberg & Company CPA • AUDITS • TAXES • RESERVE STUDIES

Sonnenberg & Company, CPAs
A Professional Corporation

5190 Governor Drive, Suite 201, San Diego, California 92122

Phone: (858) 457-5252 • (800) 464-4HOA • Fax: (858) 457-2211 • (800) 303-4FAX

Sonnenberg & Company 30 YEARS IN PRACTICE

Leonard C. Sonnenberg, CPA

SEC MAIL PROCESSING RECEIVED AUG 1 3 2006 WASH. D.C. 213 SECTION

August 7, 2006

S E C
100 F Street, N.E.
Washington D.C. 20549

Dear Sir/Madam:

Enclosed are 2 copies of the audited financial statements for A.M. Oppenheimer Securities, Inc., for the years ended June 30, 2006 and 2005.

If you have any questions, please do not hesitate to contact me.

Very truly yours,

Leonard C. Sonnenberg, CPA

cc: A.M. Oppenheimer

A. M. Oppenheimer Securities, Inc.
Audited Financial Statements
For The Years Ended
June 30, 2006 and 2005

A. M. OPPENHEIMER SECURITIES, INC.

JUNE 30, 2006 AND 2005

CONTENTS

Sonnenberg & Company, CPAs
A Professional Corporation
5190 Governor Drive, Suite 201, San Diego, California 92122
Phone: (858) 457-5252 • (800) 464-4HOA • Fax: (858) 457-2211 • (800) 303-4FAX
Leonard C. Sonnenberg, CPA

Independent Auditors' Report

Board of Directors
A. M. Oppenheimer Securities, Inc.
La Jolla, California

We have audited the accompanying statements of financial condition of A. M. Oppenheimer Securities, Inc. as of June 30, 2006 and 2005, and the related statements of income, cash flows, changes in shareholder's equity, and changes in liabilities subordinated to claims of general creditors for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and schedules referred to above present fairly, in all material respects, the financial positions of A. M. Oppenheimer Securities, Inc., as of June 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

August 7, 2006

Sonnenberg & Company, CPAs

A. M. OPPENHEIMER SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2006 AND 2005

	2006	2005
ASSETS		
Current assets:		
Cash	$ 6,582	$ 6,600
Other assets:		
Investments, at cost, not readily marketable	0	52,600
Investments, available for sale, at fair value	89,700	0
TOTAL ASSETS	$96,282	$ 59,200
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities	$ 0	$ 0
Shareholder's equity:		
Common stock, $1 par value; authorized 100,000 shares, issued and outstanding 5,500 shares	5,500	5,500
Additional paid in capital	114,993	88,893
Deficit	(24,211)	(35,193)
	96,282	59,200
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$96,282	$ 59,200

See notes to financial statements.

A. M. OPPENHEIMER SECURITIES, INC.
STATEMENT OF INCOME
YEARS ENDED JUNE 30, 2006 AND 2005

	Year Ended June 30, 2006	Year Ended June 30, 2005
Income		
Interest Income	$ 33	$ 23
Dividend Income	53	0
Refund of Fees	342	100
Realized Gain on Sale of Investments	14,986	0
Unrealized Gain on Investments	26,100	0
Total Income	41,514	123
Operating expenses:		
Consulting Fees	$ 200	$ 0
Dues - SIPC	150	150
Fees - NASD	780	780
License and State fees	0	50
Tax - Franchise Tax Board	800	800
Audit expense	600	600
Miscellaneous expenses	2	0
Total Operating expenses	2,532	2,380
Net Income (Loss)	$38,982	$(2,257)

See notes to financial statements.

A. M. OPPENHEIMER SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED JUNE 30, 2006 AND 2005

	Common Stock	Additional Paid In Capital	Deficit	Total
Balance June 30, 2004	$5,500	$86,718	$(32,936)	$59,282
Additional paid in capital		2,175		2,175
Net loss for the year ended June 30, 2005			(2,257)	(2,257)
Balance, June 30, 2005	5,500	88,893	(35,193)	59,200
Dividends Paid			(28,000)	(28,000)
Additional paid in capital		26,100		26,100
Net income for the year ended June 30, 2006			38,982	38,982
Balance, June 30, 2006	$5,500	$114,993	$(24,211)	$ 96,282

See notes to financial statements.

A. M. OPPENHEIMER SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITY SUBORDINATED
TO CLAIM OF GENERAL CREDITORS
FOR THE YEARS ENDED JUNE 30, 2006 AND 2005

There are no liabilities subordinated to the claim of general creditors.

See notes to financial statements.

A. M. OPPENHEIMER SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2006 AND 2005

1. Organization and Nature of Business:

A. M. Oppenheimer Securities, Inc. (The Company) is a licensed broker-dealer limited to wholesaling and retailing of public placements of limited partnership interests and to the sale of privately-held companies under the jurisdiction of the NASD (National Association of Securities Dealers, Inc.). The Company is a California corporation that is a wholly-owned subsidiary of A. M. Oppenheimer, Inc.

The only revenues generated by the Company to date has been service income, interest income, dividend income, and income from investments.

2. Summary of significant accounting policies:

The company records its assets, liabilities, income and expenses on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

During June 2000 and December 2000 and May 2003, the Company acquired warrants from National Association of Securities Dealers, Inc. to purchase shares in The NASDAQ Stock Market, Inc. The warrants were exercised and the company purchased 3,000 shares in The NASDAQ Stock Market, Inc. As of June 30, 2006, these 3,000 shares are available for sale at a fair market value of $89,700.

3. Income Taxes:

The Company files federal and state income tax returns annually.

4. Common Stock:

The company is a wholly-owned subsidiary of A. M. Oppenheimer, Inc. The Company has issued 5,500 shares at $1 par value for a total of $5,500. The parent corporation, A. M. Oppenheimer, Inc. is owned 100 percent by Allen M. Oppenheimer, who is also the president of both corporations.

Sonnenberg & Company, CPAs
A Professional Corporation
5190 Governor Drive, Suite 201, San Diego, California 92122
Phone: (858) 457-5252 • (800) 464-4HOA • Fax: (858) 457-2211 • (800) 303-4FAX

Leonard C. Sonnenberg, CPA

Independent Auditors' Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
A. M. Oppenheimer Securities, Inc.
La Jolla, California

We have audited the accompanying financial statements of A. M. Oppenheimer Securities, Inc. as of and for the year ended June 30, 2006, and have issued our report thereon dated August 7, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II on Pages 11 to 14 is presented for purposes of additional analysis and is not considered a required part of the basic financial statements, but is supplementary information required under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

August 7, 2006

Sonnenberg & Company, CPAs

A. M. OPPENHEIMER SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
FOR THE YEARS ENDED JUNE 30, 2006 AND 2005

	Year Ended June 30, 2006	Year Ended June 30, 2005
Total shareholder's equity	$96,282	$59,200
Shareholder's equity not allowable	0	0
Total shareholder's equity qualified for net capital	96,282	59,200
Total non-allowable assets	0	52,600
Net capital before haircuts on securities position	96,282	6,600
Haircuts on securities	13,455	0
Net capital	$82,827	$ 6,600
Minimum net capital requirement (6.67%) of current liabilities)	$ 0	$ 0
Minimum dollar net capital required	5,000	5,000
Net capital requirement - (the larger of the required net capital)	$ 5,000	$ 5,000
Net capital	$82,827	$ 6,600
Net capital requirement	5,000	5,000
Excess net capital	$77,827	$ 1,600

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 0	$ 0
Total aggregate indebtedness	$ 0	$ 0
Percentage of aggregate indebtedness to net capital	0%	0%
Percentage of debt to debt-equity in accordance with Rule 15c-1	0%	0%

A. M. OPPENHEIMER SECURITIES, INC.
SCHEDULE II
COMPUTATION OF RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
FOR THE YEAR ENDED JUNE 30, 2006

Reconciliation of computation of net capital pursuant to Rule 15c3-1

	Dealer's Unaudited Report 06/30/2006	Audited Report 06/30/2006	Difference
Total shareholder's equity	$96,282	$96,282	$ 0
Shareholder's equity not allowed	0	0	0
Total shareholder's equity qualified for net capital	96,282	96,282	0
Total non-allowable liabilities (See Sch B)	0	0	0
Total non-allowable assets (See Sch C)	0	0	0
Net capital before haircuts on securities positions	96,282	96,282	0
Haircuts on securities	13,455	13,455	0
Net capital	$82,827	$82,827	$ 0

Schedule A - Reconciliation of shareholder's equity

Net income per audited report	$ 38,982
Deficit - June 30, 2005	(35,193)
Dividends Paid	(28,000)
Capital stock	5,500
Additional paid in capital	114,993
Total shareholder's equity	$ 96,282

A. M. OPPENHEIMER SECURITIES, INC.
SCHEDULE II (CONTINUED)
COMPUTATION OF RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
FOR THE YEAR ENDED JUNE 30, 2006

	Dealer's Unaudited Report 06/30/2006	Audited Report 06/30/2006	Difference
Schedule B - Reconciliation of non-allowable liabilities			
Liabilities subordinated to claims of general creditors	$ 0	$ 0	$ 0
Schedule C - Reconciliation of non-allowable assets:			
Non-allowable assets	$ 0	$ 0	$ 0
Reconciliation of computation of net capital			
Minimum net capital requirement (6.67% of current liabilities)	$ 0	$ 0	$ 0
Minimum dollar net capital required	5,000	5,000	0
Net capital requirement	$ 5,000	$ 5,000	$ 0
Net capital for period ended June 30, 2006	$82,827	$82,827	$ 0
Net capital requirement	5,000	5,000	0
Excess net capital	$77,827	$77,827	$ 0

A. M. OPPENHEIMER SECURITIES, INC.
SUPPLEMENTARY INFORMATION
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2006 AND 2005

1. Computation of Reserve Requirements Pursuant to Rule 15c3-3:

Not applicable because the company is exempt under Rule 15c3-3 section k(2)(i) "Special Account for the Exclusive Benefit of Customers"

2. Information Relating to Possession or Control Requirements under Rule 15c3-3:

Not applicable because the company is exempt under Rule 15c3-3 section k(2)(i)"Special Account for the Exclusive Benefit of Customers"

Sonnenberg & Company CPA • AUDITS • TAXES • RESERVE STUDIES

Sonnenberg & Company, CPAs
A Professional Corporation

5190 Governor Drive, Suite 201, San Diego, California 92122

Phone: (858) 457-5252 • (800) 464-4HOA • Fax: (858) 457-2211 • (800) 303-4FAX

Sonnenberg & Company 30 YEARS IN PRACTICE

Leonard C. Sonnenberg, CPA

Independent Auditors' Report on Internal Control

The Board of Directors
A. M. Oppenheimer Securities, Inc.
La Jolla, California

In planning and performing our audit of the financial statements and supplemental schedules of A. M. Oppenheimer Securities, Inc., for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expression our opinion on the consolidated financials statements and not to provide assurance on internal control.

Also, as required by Rule 17a-3(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we consider relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications, and comparisons, 2) Recordation of differences required by rule 17a-13, or 3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintain internal control and the practices and procedures referred to in th preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(5) lists additional objectives of the practices and procedures listed in preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specified internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17c-5(g) of the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

August 7, 2006

Sonnenberg & Company, CPAs